UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ 07728

(732) 577-9997

Fax: (732) 577-9980

VIA EDGAR

April 23, 2025

Mr. William Demarest

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	UMH Properties, Inc.
Form 10-K for the year ended December 31, 2024
Form 8-K filed February 26, 2025
File No. 001-12690

Dear Sirs:

UMH Properties, Inc. (the “Company”) is submitting this letter in response to the comment letter dated April 10, 2025 from the staff of the Securities and Exchange Commission (‘Staff”) with respect to the above-referenced filings. To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2024

Notes to Consolidated Financial Statements

Note 1 - Organization, page 71

1.	We note your disclosure that “management views the Company as a single segment.” Please tell us how you determined that your disclosure complies with the requirements pursuant to ASC 280-10-50. Reference is also made to ASU 2023-07.

Response:

In accordance with ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

A NYSE Company: Symbol - UMH

since 1968

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

The primary focus of our business is the operation of our manufactured home communities – leasing of manufactured homesites and manufactured homes in our communities. The sales of homes are integrated with the leasing of these manufactured homes and homesites. Management views the Company as a single segment based on its method of internal reporting in addition to its allocation of capital and resources.

Our chief executive officer, with the assistance of our chief operating officer, is the decision maker regarding allocation of resources. These decisions are based on the occupancy of the communities and community net operating income, not based on the performance of home sales. Sales of homes are necessary to maintain/increase occupancy at our communities. There are no longer dealers selling homes into our communities. We primarily order homes to fill vacant sites in the communities. These homes are either rented or sold, based on the needs of the potential residents. Although certain components of the sales operation are tracked (sales, cost of sales, etc.), separate discrete financial information for the entire operation is not available. Most of the personnel costs, office expenses, maintenance and other expenses are borne by the community and cannot be allocated. The components of the sales operation play no role in decisions about resources to be allocated. Resources are allocated to maintaining and increasing occupancy in our communities.

Additionally, ASU 2023-07 updates ASC 280-10-50 and states that all public entities, including those public entities that have a single reportable segment, shall disclose certain information for which an income statement is presented including:

●	Factors used to identify the public entity’s reportable segments, including the basis of organization,

●	Types of products and services, and

●	The title and position of the individual identified as the chief operating decision maker.

Since Management views the Company as a single segment, this information is included in the consolidated financial statements and notes thereto.

We will expand our disclosures in future filings to clarify this.

A NYSE Company: Symbol - UMH

since 1968

Form 8-K filed February 26, 2025

Exhibit 99, page 18

2.	We note that you disclose full year 2025 guidance for the non-GAAP measure, Normalized FFO per diluted share, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.

Response:

The Company currently includes a tabular reconciliation from GAAP net income to FFO for each period presented for 2024 and 2023. However, it did not include this reconciliation for the full year 2025 guidance. The footnote disclosure in future filings will include this reconciliation for all periods presented, including periods for which guidance is presented.

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033 or by email at achew@umh.com.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Ronald Martinez PKF O’Connor Davies, LLP

A NYSE Company: Symbol - UMH

since 1968